

September 1, 2011

<u>Via Email</u>
Mr. Jeff Ritchie, Chief Executive Officer
Independent Film Development Corporation
6399 Wilshire Boulevard, Suite 507
Los Angeles, California 90048

> **Re: Independent Film Development Corporation**
> **Item 4.01 Form 8-K**
> **Filed August 5, 2011**
> **File No. 000-53103**

Dear Mr. Ritchie:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. Please amend your Form 8-K to specifically identify any consultations with M&K <u>during the two most recent fiscal years and subsequent interim period through the date of their appointment on July 27, 2011</u>.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant